FORM 6-K

02024348

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of 1 February 2002 to 28 February 2002

CITYVIEW CORPORATION LIMITED
SEC FILE No. 00028794
63 Burswood Road, Burswood WA 6100

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........√.....Form 40-F..................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........................No.........√.....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Date March 8, 2002

W. Baillie
....
(Signature)
By W.M. Baillie, Company Secretary
and Chief Financial Officer

LIST OF ASX DOCUMENTS

FROM FEBRUARY 1, 2002 TO FEBRUARY 28, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

390 Karasan-1 Update
391 Top 20
392 CityView (UK) – Acquisitions Update
393 CityView Energy Update
394 CityView Energy Update
395 Energy Update
396 Share Placement Pursuant to General Meeting of Shareholders Held December 24, 2001.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

February 6, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

KARASAN-1 UPDATE

CityView Corporation Limited (ASX:CVI) has been advised by the operator PT Medco Energi Internasional TBK ("Medco") that despite adverse weather conditions in Indonesia, drilling is proceeding and has reached a depth of 2891 feet.

CityView is free carried by Medco throughout the drilling of this well and has a 25% gross interest in all production there-from. After taking into account the Government's 35% share of the production CityView's net interest is 16.25%.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

11 February 2002

Mr A Walsh
Assistant Manager - Companies
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Facsimile # 9221 2020

Dear Mr Walsh

I refer to your previous request for CityView's Top 20 security holders on the United States register. As previously advised this information is not readily available from Computershare Trust Company Inc in the USA in the same way that it is readily available and received from Computershare Investor Services in Australia.

CityView made a specific request to Computershare USA for the Top 20 and subsequently the following details of Top 20 holders appearing on their register was supplied:

	NAME	NUMBER OF SHARES
1	Cede & Co	26,665,415
2	J C Hodges	140,000
3	L Mihelic	35,000
4	Wrelton International Limited	30,000
5	K M Steward Financial Services Limited	25,000
6	W G Fischer & K R Fischer	11,000
7	Bankes Ashton Nominees	10,000
8	L P Carlson & B Carlson	10,000
9	L J Covelli & J Covelli	10,000
10	T Doyle & E Yen	10,000
11	G D Neujahr	10,000
12	M S Beck	9,000
13	R M Kingston	5,000
14	Prism Nominees Limited	5,000
15	R A Boris & J E Boris	4,025
16	D R Chokshiand & S D Shah TTEES Kalpanidhi Trading	4,000
17	A Hanna	4,000
18	P L Milbourn	4,000
19	M D Holmes	3,500
20	G S Chanana & P Chanana	3,400

FAXED 3.30

As you can see, the majority of the shares are held through Cede & Co which is administered by ADP (Automatic Data Processing) Issuer Services. Cede & Co's list of shareholders comprises 16,355,485 non-objecting beneficial owners, referred to as "NOBOS", and 10,309,930 objecting beneficial owners. By law Cede & Co are only permitted to provide details of the NOBOS.

CityView instructed ADP to provide a breakdown of the Top 20 holders of securities held through CEDE & Co. ADP provided the following details of the Top 20 NOBOS in Cede & Co:

	NAME	NUMBER OF SHARES
1	Kahope Family Limited Partnership	540,000
2	World Wide Business Network Inc	538,050
3	H C Hudons IRA Rollover Account US Clearing Corp	449,395
4	Paterson Ord Minnett	216,849
5	BIPOP Carire	171,930
6	Handelsfinanz CCF Bank	156,000
7	R S Glicksman	150,500
8	W & J Reed	135,625
9	Hereford Securities & Management	129,138
10	C T Lyles	127,150
11	J & P Samuels	105,000
12	FMT Co Cust IRA Rollover FBO J Jordon	102,600
13	D R Stocker	100,000
14	J A Novak Jr & G Novak	100,000
15	K F McRae	100,000
16	J H Guynes	100,000
17	S S & E B Starr	99,350
18	G J Waitkus IRA Rollover T D Waterhouse Bank Custodian	90,000
19	Intersuisse Ltd FBO Tonbar Pty Ltd	85,600
20	E R Bishop	85,500

Following is the list of the Top 20 shareholders as at 31 December 2001, as provided routinely by Computershare Australia:

	NAME	NUMBER OF SHARES
1	US Control Account	27,038,252
2	Malaysia Mining Corporation Berhad	8,616,188
3	G Ayrton	1,250,000
4	W M Shotton	1,250,000
5	Twinmint Nominees Pty Ltd	1,041,810
6	Tower Trust Limited	1,021,764
7	Thomas Omar Pte Ltd	500,000
8	Tonbar Pty Ltd	359,336
9	M V Taylor	310,251
10	D Cliffe	300,000
11	London Broking Services Pty Ltd	220,000
12	M Riabkoff	218,000
13	Leet Investments Pty Limited	200,000
14	Smyth Super Fund A/C	196,084
15	ANZ Nominees Limited	194,560
16	Entity Holdings Pty Ltd	177,088
17	P W Keogh S/F – Bill A/C	176,852
18	P S Consulting Pty Ltd	160,000
19	Stuart Investments (NSW) Pty Ltd	160,000
20	P W Keogh S/F – Michelle A/C	155,613

Yours sincerely

W. Baillie

W M BAILLIE
Company Secretary/General Counsel

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

February 12, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CITYVIEW (UK) – ACQUISITIONS UPDATE

While CityView is continuing to develop its energy interests, CityView's subsidiary in the United Kingdom has identified acquisition opportunities in the high-technology sector, which will complement CityView's existing investment in that sector and provide a degree of security against the cyclical nature of the energy sector/industry.

Following recent discussions with the Australian Securities and Investments Commission regarding disclosure relating to the proposed acquisitions, CityView Corporation Limited has obtained the following update from its United Kingdom subsidiary, CityView Corporation (UK) Ltd ("CityView (UK)") about the possible acquisitions. This update follows on from the Chairman's speech of 24 December 2001:

- Cergis Ltd
  Cergis is a bespoke software and management services company. CityView (UK) has signed a letter of intent in relation to this acquisition and the independent due diligence assessment of the financial position of Cergis is nearing completion. CityView anticipates completing the sale of Cergis for £285,000 payable in cash and shares as soon as possible. Full details will be announced upon completion of the acquisition. The Chairman's speech referred to Cergis having a turnover of AUD$3 million – this information has been superseded and Cergis has recently indicated to CityView (UK) that its projected sales for 2002 are approximately AUD$2 million.

- Epinet plc
  Epinet is an e-business, software and hosting company. CityView (UK) has signed a letter of intent in relation to this acquisition. The independent due diligence assessment of the financial position of Epinet is nearing completion and the acquisition will be made as soon as possible. Full details will be announced upon completion of the acquisition. The Chairman's speech referred to Epinet having a turnover of AUD$6 million – this information has been superseded and Epinet has indicated to CityView (UK) that its projected sales for 2002 are AUD$6.4 million.

- iECIS Healthcare Limited
  iECIS is a logistical information and communication company that specialises in the healthcare sector. CityView (UK) has signed a letter of intent in relation to acquiring iECIS and CityView anticipates acquiring iECIS for AUD$1,600,000 payable in cash and shares. The independent due diligence assessment of the value of iECIS is progressing.

- HTR (Hospital Television Rentals)
  HTR is a large Australian TV rental company into the healthcare sector with approximately 15,000 contracts, delivering entertainment and communication logistics to between 2 – 3 million people annually. This company will provide a vertical market entry for iECIS in Australia. HTR's unaudited management accounts indicate that its turnover for the year ending 30 June 2001 was over AUD$5 million. CityView (UK) is still negotiating the terms of a letter of intent in relation to this proposed acquisition.

- Mainland Communications Ltd
  As a result of ongoing discussions by CityView (UK) with Mainland Communications Ltd, Mainland Communications Ltd has indicated to CityView (UK) that it will no longer proceed with this transaction.

- Westwood Associates Limited
  Westwood Associates has been a supplier of Information Technology and services for over a decade. CityView (UK) aims to introduce the software and e-business services of Cergis and Epinet into these businesses to add value and gain from the higher margins enjoyed through software sales.

  CityView (UK) is still negotiating the terms of a letter of intent in relation to this proposed acquisition. Westwood Associates has indicated to CityView (UK) that its projected sales revenue for 2002 will be approximately AUD$30 million. As with all the proposed acquisitions, this forecast will be assessed as part of the due diligence process.

  CityView (UK) also anticipates negotiating with Westwood West which is a separate company that was previously associated with Westwood Associates.

  The Chairman's speech of 24 December 2001 referred to Westwood Associates and Westwood West having a turnover of AUD$60 million - this figure represented projected sales revenue for 2002 for both Westwood Associates and Westwood West as provided by them, although CityView (UK) cannot determine the accuracy of this information at this stage.

- Unnamed Business Internet Service Provider (BISP)
  BISP is an independent commercial Internet Service Provider and telecommunications company. CityView's Chairman's speech of 24 December 2001 referred to BISP's turnover being AUD$4.5 million. This was based on information made available by BISP to CityView (UK) at the time and cannot be confirmed at this stage. CityView (UK) is still negotiating the terms of a letter of intent in relation to this proposed acquisition and its full name cannot be disclosed.

None of the proposed acquisitions will be made until the completion of due diligence to the satisfaction of CityView and compliance with all regulatory requirements.

The projected sales revenues and actual turnovers of the above companies may vary materially from those mentioned above upon the conclusion of the formal due diligence assessments.

The independent due diligence assessments are being performed by HLB Kidsons which is a national firm of chartered accountants in the UK specializing in servicing the needs of small and medium sized enterprises and owner-managed business. HLB Kidsons is a member of HLB International, the world-wide association of independent accounting firms and business advisers

Further details about each acquisition will be announced as the negotiations and due diligence by CityView (UK) advance.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

February 13, 2001

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CITYVIEW ENERGY UPDATE

CityView Corporation Limited (ASX:CVI) has received the following update from the operator PT Medco Energi Internasional TBK ("Medco"):

Madura Karasan-1
Drilling of the 8½" hole has continued and reached a total depth of 2980 feet. The target depth is 4600 feet.

CityView is free carried by Medco throughout the drilling of this well and has a gross 25% interest in all production there-from. After taking into account the 35% production share of the Government (Pertamina) the net interests of the joint venture partners in Madura are:

Pertamina	35%
CityView	16.25%
Medco	24.75%
Falcon Oil Pte Ltd	24%

Simenggaris Pidawan
Rig mobilization is completed and "rig-up" has commenced. Medco plans to spud-in during the week commencing February 18.

CityView is free carried by Medco throughout the drilling of this well and has a gross 25% interest in all production there-from. After taking into account the 37.5% production share of the Government (Pertamina) the net interests of the joint venture partners in Simenggaris are:

Pertamina	37.5%
CityView	15.625%
Medco	31.875%
Falcon Oil Pte Ltd	15%

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

February 18, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

CITYVIEW ENERGY UPDATE

CityView Corporation Limited (ASX:CVI) has received the following update from the operator PT Medco Energi Internasional TBK ("Medco"):

Madura Karasan-1
Drilling of the 8½" hole has reached a depth of 3811 feet. The hole was packed off at 3513 feet. The rock bit was raised to 3439 feet; work was carried out on the pipe which was also circulated to clean. The hole was reamed to 3513 feet and drilling continued from 3513 feet to 3811 feet. The target depth is 4600 feet.

Medco report a high gas reading at 3656 and 3671 feet. However until testing has been carried out, the information is insufficient to determine if there may be reservoir quality rock at these depths.

CityView is free carried by Medco throughout the drilling of this well and has a net 16.25% interest in all production there-from.

Simenggaris Pidawan-1
The rigging up of the drilling equipment onto Rig Barge Saliki-16 is nearing completion.

Medco advise that the water table level is 70cm higher than normal and that modification to the barge has been carried out to raise the electrical equipment, winches, ventilators etc by 1metre. Spud-in will commence this week.

CityView is free carried by Medco throughout the drilling of this well and has a net 15.625% interest in all production there-from.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia
PO Box 732 Victoria Park
Western Australia 6979
Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088
Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

February 26, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

ENERGY UPDATE

CityView Corporation Limited (ASX:CVI) has received the following update from the operator PT Medco Energi Internasional TBK ("Medco"):

Madura Karasan-1
After reaching a depth of 4186 feet, Medco decided to test the well. Testing and swabbing are now in progress.

CityView is free carried by Medco throughout the drilling of this well and has a net 16.25% interest in all production there-from.

Simenggaris Pidawan-1
The Pidawan-1 well was spudded on February 21, 2002 and mud-logging equipment is now being installed. Medco plans to drill to 7,546 feet and anticipates the drilling will take approximately thirty days.

CityView is free carried throughout the drilling of this well and has a net 15.625% interest in all production there-from.

CityView
Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

February 28, 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

SHARE PLACEMENT PURSUANT TO GENERAL MEETING OF SHAREHOLDERS HELD DECEMBER 24, 2001

CityView Corporation Limited ("CityView") is pleased to announce the issue of thirteen million ordinary fully paid shares to Falcon Oil Pte Ltd ("Falcon") a Singaporean energy company which is co-venturer with CityView in the Madura and Simenggaris blocks. Falcon's shareholders have interests in substantial oil and gas producing fields in Central Asia and also interests in water treatment and oil technology businesses.

Falcon has agreed to subscribe for the shares in CityView today at a price of AUD$0.24 with each share entitled to one unlisted option convertible into one ordinary fully paid share at an exercise price of AUD$0.40 each and exercisable by June 24, 2002. A fee of AUD$0.02 per share will be payable to Elford Consultants Limited ("Elford") for procuring the subscription.

The shares the subject of the placement will rank equally in all respects (including participation in dividends) with the existing issued shares of the Company and application will be made for official quotation of the shares following their allotment. All shares arising from the exercise of options will rank equally in all respects with the existing issued shares of the Company and application will be made for official quotation of the shares following their allotment.

None of the directors or parties associated with the directors is participating in the issue of the shares.

The placement is in accordance with the authority given by shareholders at the Company's general meeting held on December 24, 2001. The net amount of AUD$2,860,000 will be used for additional working capital.

LIST OF ASIC DOCUMENTS

FROM FEBRUARY 1, 2002 TO FEBRUARY 28, 2002

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

AACI	**Annual Return of a Company**

Corporation Limited
ACN 009 235 634

63 Burswood Road
Burswood
WA 6100 Australia

PO Box 732 Victoria Park
Western Australia 6979

Telephone: (61-8) 6250 9099
Facsimile: - (61-8) 6250 9088

Email: info@cityviewcorp.com
Web: www.cityviewcorp.com

7 February 2002

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre
Victoria 3841

ATTENTION: ROBYN HOLROYD
CUSTOMER SERVICE OFFICER

Dear Ms Holroyd

I refer to your letter of 31 January 2002. Please find enclosed an amended Annual Return for CityView Corporation Limited. The address details for the director Mr Jumabhoy who resides in Perth has been amended.

The entire declaration in Part 2 of the Annual Return had previously been deleted because Cityview lodged its audited Annual Report for the year ended 31 December 2001 with ASIC on 31 March 2001. The Company also lodged the audited Half Yearly Report for the period ended 30 June 2001 on 7 September 2001.

Yours sincerely

Darren Baillie

W M BAILLIE
Company Secretary/General Counsel.

ASIC
Australian Securities & Investments Commission

ASIC Information Processing Centre

14 - 22 Grey Street, Traralgon
PO Box 4000
Gippsland Mail Centre VIC 3841
Customer Enquiries: (03) 5177 3988
Facsimile: (03) 5177 3999 3053
ASIC Homepage: www.asic.gov.au

CITYVIEW CORPORATION LIMITED
'Sands Solutions House'
63 Burswood Road
BURSWOOD WA 6100

RECEIVED 7/2/02

31 January 2002

ANNUAL RETURN OF A COMPANY

document number: 00923563L ACN 009 235 634

CITYVIEW CORPORATION LIMITED

For your urgent attention.

We received the enclosed document on 24/01/2002.

We have found that it has not been completed correctly and therefore cannot be processed.

Please amend and return the document within fourteen days of the date of this notice.

You need to:

- ensure that the company complies with the Corporations Act 2001 regarding the minimum number of directors. A proprietary company must have at least one director who resides in Australia. A public company must have at least three directors at least two of whom must reside in Australia.

- amend Part 2 of the declaration on page 1 by crossing out either "have" or "have not" - whichever is not applicable.

If you need any assistance to comply with this request, please do not hesitate to phone me on (03) 5177 3988.

Yours faithfully,

ROBYN HOLROYD
Customer Service Officer

APO

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number

lodging party or agent name CITYVIEW

address 63 BURSWOOD RD.
BURSWOOD

State WA Postcode 6100

DX number and location

Telephone 08 6250 9099 Facsimile 08 6250 9088

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
— hrs — mins

PAID

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission

form 316

Annual Return of a company

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 5 pages and any annexures is complete and correct at the date of signing.

~~2. *I declare that within the period of one month prior to lodgement of this return the directors of the company~~
~~Have~~
~~have not (strike out whichever is not applicable)~~
~~resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return ✓

print name W.M. BAILLIE capacity SECRETARY

date 21 / 1 / 02 sign here [signature]

1 company name CITYVIEW CORPORATION LIMITED

Australian Company No. 009 235 634

2 Annual Return year 2001

3 registered office address 'SANDS SOLUTIONS HOUSE'
63 BURSWOOD ROAD
BURSWOOD WA 6100

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 'SANDS SOLUTIONS HOUSE'
63 BURSWOOD ROAD
BURSWOOD WA 6100

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	~~47064516~~	~~47064516.00~~	0.00	~~10637500~~
	57,161,616	57,161,616		2,400,000

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
MALAYSIA MINING CORP BERHAD A.C.N./A.R.B.N: ____________ 32ND FL MENARA PNB 201A JALAN TUN RASAK 50400 KUALA LUMPUR MALAYSIA	ORD	8616188	Y	Y
TOWER TRUST LIMITED A.C.N./A.R.B.N: 007 869 794 GPO BOX 546 ADELAIDE SA 5001	ORD	515071	Y	N
TONBAR PTY. LTD. A.C.N./A.R.B.N: 007 685 869 UNIT 126 'ATLANTIS WEST' 2 ADMIRALTY DRIVE PARADISE WATERS QLD 4217	ORD	263654	Y	Y
BAXLEA PTY. LTD. A.C.N./A.R.B.N: 006 633 834 4 MAYFIELD AVENUE MALVERN VIC 3144	ORD	104800	Y	Y

SEE ANNEXURE A

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
R.J. PETERS PTY LTD A.C.N./A.R.B.N: 008 781 959 48 BURSWOOD ROAD BURSWOOD WA 6100	ORD	160000	Y	Y
SMYTH, MARK 19 VIEW ST PEPPERMINT GROVE WA 6011 held jointly with SMYTH, JENNIE 19 VIEW ST PEPPERMINT GROVE WA 6011	ORD	158000	Y	Y
TISCO SECURITIES HONG KONG LIMITED A.C.N./A.R.B.N: ___________ ROOMS 1221-22 12F TWO PACIFIC PLCE 88 QUEENSWAY HONG KONG	ORD	140000	Y	N
KEOGH, PAUL WILLIAM DAMIAN PO BOX 6535 EAST PERTH WA 6892	ORD	136852	Y	Y
STEWART, PETER DENNIS PO BOX 505 BALCATTA WA 6914	ORD	125000	Y	Y
CARSON MACHINERY NOMINEES PTY LTD A.C.N./A.R.B.N: 008 785 957 112 BARRACK ST MERREDIN WA 6415	ORD	121150	Y	Y
MCCULLY, DONALD JAMES 34 CAMBRIA ISLAND RESTREAT HALLS HEAD MANDURAH WA 6210	ORD	100851	Y	Y
STRIDER HOLDINGS PTY LTD A.C.N./A.R.B.N: 009 016 719 C/- LPSS GPO BOX 849 BRISBANE QLD 4001	ORD	100000	Y	Y

SEE ANNEXURE A

**** Please add any new members under this line. ****

Date: 23/11/2001 Print number: 5050

ANNEXURE "A"

CITYVIEW CORPORATION LIMITED
(ACN 009 235 634)

Name & Address	Class Code	Total # Shares Held	Are Shares Fully Paid (Y/N)	Is The Member Beneficial Owner of The Shares(Y/N)
US CONTROL ACCOUNT C/- COMPUTERSHARE TRUST COMPANY INC., (INCORPORATED IN USA) 12039 WEST ALAMEDA PARKWAY LAKEWOOD CO 80228 US	ORD	27,038,252	Y	N
MALAYSIA MINING CORPORATION BERHAD 32ND FLOOR MENARA PNB 201A JALAN TUN RAZAK 50400 KUALA LUMPUR MALAYSIA	ORD	8,616,188	Y	Y
MR GRANT AYRTON 18 ALDERS AVENUE CHINLEY HIGH PEAK SK23 6DS UNITED KINGDOM	ORD	1,250,000	Y	Y
MR WILLIAM MANSELL SHOTTON FAIRFIELD HOUSE 7 [illegible]DEN DRIVE LEA ROSS-ON-WYE HEREFORDSHIRE HR9 7NB UNITED KINGDOM	ORD	1,250,000	Y	Y
TWINMINT NOMINEES PTY LTD LEVEL 21 EXCHANGE PLAZA NO 2 THE ESPLANADE PERTH WA 6000	ORD	1,041,810	Y	N
TOWER TRUST LIMITED GPO BOX 546 ADELAIDE SA 5001	ORD	1,021,764	Y	N
THOMAS OMAR PTE LTD 63 ROBINSON ROAD #03-24 AFRO ASIA BUILDING	ORD	500,000	Y	Y

TONBAR PTY LTD PO BOX 3296 AUSTRALIA FAIR QLD 4215	ORD	359,336	Y	N
MR MICHAEL VINCENT TAYLOR PO BOX 8040 ROWVILLE VIC 3178	ORD	310,251	Y	Y
MR DAVID CLIFFE 22 SMITH STREET KINGSFORD NSW 2032	ORD	300,000	Y	Y
LONDON BROKING SERVICES PTY LTD LEVEL 21 EXCHANGE PLAZA 2 THE ESPLANADE PERTH WA 6000	ORD	220,000	Y	Y
MR MICHAEL RIABKOFF C/- GODFREY WESTON PO BOX 1075 PARRAMATTA NSW 2124	ORD	218,000	Y	Y
LEET INVESTMENTS PTY LIMITED APT 5 "MARITIMA" 8 KING GEORGE STREET LAVENDER BAY NSW 2060	ORD	200,000	Y	Y
MR MARK SMYTH & MRS JENNIE SMYTH SMYTH SUPER FUND A/C 19 VIEW STREET PEPPERMINT GROVE WA 6011	ORD	196,084	Y	Y
ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	ORD	194,560	Y	N
ENTITY HOLDINGS PTY LTD ATTENTION: P W KEOGH PO BOX 124 VICTORIA PARK WA 6100	ORD	177,088	Y	Y
MR PAUL WILLIAM DAMIAN KEOGH <P W KEOGH S/F - BILL A/C> C/- S & C AUSTRALIA PTY LTD PO BOX 1773 WEST PERTH WA 6872	ORD	176,852	Y	Y
PS CONSULTING PTY LTD 12 KILLARA AVENUE KILLARA NSW 2071	ORD	160,000	Y	Y

D. Baillie

STUART INVESTMENTS (NSW) PTY LIMITED IJ JF STUART S/F A/C PO BOX 125 THORNLEIGH NSW 2120	ORD	160,000	Y	Y
MR PAUL WILLIAM DAMIAN KEOGH <P W KEOGH S/F - MICHELLE A/C> C/- S & C AUSTRALIA PTY LTD PO BOX 1773 WEST PERTH WA 6872	ORD	155,613	Y	Y

THIS ANNEXURE "A" OF 3 PAGES REFERRED TO IN FORM 316 ANNUAL RETURN OF A COMPANY AND SIGNED AND DATED BY ME.

DATED: 16 JANUARY, 2002

Warren Baillie

W M BAILLIE
COMPANY SECRETARY